July 18, 2005

via facsimile and U.S. mail

Mr. Blake R. Grossman
Chief Executive Officer and President
Barclays Global Investors International Inc.
45 Fremont Street
San Francisco, CA  94105


       Re:   iShares Silver Trust
		Registration Statement on Form S-1
      Filed June 17, 2005
		File No. 333-125920

Dear Mr. Grossman:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.    Please be as detailed as necessary in your
explanation.  In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your
disclosure.   After reviewing this information, we may or may not
raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your statement in the first paragraph of this section that the London branch of JP Morgan Chase Bank, N.A. is the Custodian of the trust. We also note that your Custodian Agreement specifies that the governing law is English law and the jurisdiction is the English courts.

Disclose in your filing, more prominently, these important issues, as well as the fact that shareholders` recourse against the Custodian and any Subcustodian is limited. Also, if true, state whether the recourse against the Trust or Trustee, or any other party, as a result of this choice of law, is limited.

Also, file an opinion of counsel to support the statements regarding
English Law.

Prospectus Summary, page 1

2. We note your statement that iShares are currently listed and traded on the AMEX. We assume you mean will be traded after they are registered. Please revise.

Plan of Distribution, page 38

3. Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.
Consult
Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

	Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

	We may comment further.

4. Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.
Consult
Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

	Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

	We may comment further.

Where you can find more information, page 45

5. Please update the address of the SEC.

Financial Statements

6. We will review the financial statements in your filing once they are completed. Note that the financial statements must meet the requirements of Item 11(e) of Form S-1.

Part II

Exhibits 5.1 and 8.1

7. Please include signed copies of your opinions of counsel with your next amendment.

General

8. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

9. Similarly, pursuant to Section II.B.2.i of Release 33-6900, please provide us with copies of any sales literature you intend to use in connection with this offering prior to its use. Also, please confirm that you will continue to abide by this obligation subsequent to effectiveness of the current registration statement.

10. Provide the omitted information throughout your document reflected by periods.

11. We remind you that as stated in Securities Act Release No.
5180,
a registrant is "in registration" at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff`s position in your response.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions on the comments regarding financial statements and related disclosure to Barry Stem, Senior Assistant Chief
Accountant, at (202) 551-3763. Direct questions on other disclosure issues to Carrie Darling at (202) 551-3724 or, in her absence, to the undersigned, at (202) 551-3740. Direct any correspondence to us at the following ZIP Code: 20549.


							Sincerely,




							H.  Roger Schwall
							Assistant Director


cc:	David Yeres, Esq.  (via facsimile only)
	Barry Stem
	Roger Baer
      Carrie Darling



??

??

??

??

Mr. Blake R. Grossman
Barclays Global Investors International Inc.
July 18, 2005
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010